UNITED STATES
                     SECURITIES AND EXCHANGES COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934



                        Microware Systems Corporation
                               (Name of Issuer)

                          Common Stock, No Par Value
                        (Title of Class of Securities)

                                  595150103
                                (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No.      595150103

13G

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Motorola, Inc.
          F.E.I.N. 36-1115800

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
     (b)

3.   SEC USE ONLY

4.   CITIZEN OR PLACE OF ORGANIZATION

          Delaware Corporation

NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

          3,329,960 (which includes 1,803,728 shares which are subject to warrants)

6.   SHARED VOTING POWER

          None

7.   SOLE DISPOSITIVE POWER

          3,329,960

8.   SHARED DISPOSITIVE POWER

          None

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,329,960

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES* [  ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          21.5%

12.  TYPE OF REPORTING PERSON*

          CO

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SCHEDULE 13-G

Item 1(a)     Name of Issuer:

              Microware Systems Corporation

Item 1(b)     Address of Issuer's Principal Executive Offices:

              1900 NW 114th Street
              Des Moines, Iowa 50325

Item 2(a)     Name of Person Filing:

              Motorola, Inc.

Item 2(b)     Address of Principal Business Office or, if none, Residence:

              1303 East Algonquin Road
              Schaumburg, IL 60196

Item 2(c)     Citizenship:

              Delaware Corporation

Item 2(d)     Title of Class of Securities:

              Common Stock, No Par Value

Item 2(e)     CUSIP Number:     595150103

Item 3 If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check the status of the person filing.

              Not Applicable

Item 4        Ownership (as of December 31, 1996)

      (a)     Amount of Beneficially Owned:

              3,329,960 (which includes 1,803,728 shares are subject to warrants)

      (b)     Percent of Class

              21.5%

      (c)     Number of shares as to which such person has:

              (i)     sole power to vote or to direct the vote:   3,329,960

              (ii)    shared power to vote or direct the vote:  -0-

              (iii)   sole power to dispose or to direct the disposition
                      of:   3,329,960


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              (iv)    shared power to dispose or to direct the disposition
                      of:  -0-

Item 5        Ownership of Five Percent or Less of a Class.

              Not applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ( )

Item 6        Ownership of More than Five Percent on Behalf of Another
              Person.

              Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

              Not applicable

Item 8        Identification and Classification of Members of the Group.

              Not applicable

Item 9        Notice of Dissolution of Group.

              Not applicable

Item 10       Certification.

              Not applicable

                                 SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1997

By:    /s/ Linda B. Valentine
       Linda B. Valentine
       Vice President
       Law Department
       Motorola, Inc.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.c. 1001).




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